

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2025

William J. Wallace, IV
Chief Financial Officer
Origin Bancorp, Inc.
500 South Service Road East
Ruston, LA 71270

     **Re: Origin Bancorp, Inc.**
          **Form 10-K for Fiscal Year Ended December 31, 2024**
          **File No. 001-38487**

Dear William J. Wallace, IV:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Finance